Securities and Exchange Commission
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

MERRILL CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

590175 10 5
(CUSIP Number)

Steven J. Machov, Vice President and General Counsel
Merrill Corporation
One Merrill Circle
St. Paul, MN 55108
(651)646-4501
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 1999
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.     /   /

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 590175 10 5

(1) Names of reporting persons	John W. Castro
I.R.S. Identification Nos. of above persons (entities only)	N/A

(2) Check the appropriate box if a member of a group (see instructions)	(a) X (b)

(3) SEC use only

(4) Source of funds (see instructions)	OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	N/A

(6) Citizenship or place of organization	United States

Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0 shares
(8) Shared voting power	2,303,301 shares
(9) Sole dispositive power	0 shares
(10) Shared dispositive power	2,303,301 shares

(11) Aggregate amount beneficially owned by each reporting person	2,303,301 shares

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11)	14.2%

(14) Type of reporting person (see instructions)	IN

CUSIP No.: 590175 10 5

(2) Names of reporting persons	Rick R. Atterbury
I.R.S. Identification Nos. of above persons (entities only)	N/A

(2) Check the appropriate box if a member of a group (see instructions)	(a) X (b)

(3) SEC use only

(4) Source of funds (see instructions)	OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	N/A

(6) Citizenship or place of organization	United States

Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0 shares
(8) Shared voting power	2,303,301 shares
(9) Sole dispositive power	0 shares
(10) Shared dispositive power	2,303,301 shares

(11) Aggregate amount beneficially owned by each reporting person	2,303,301 shares

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11)	14.2%

(14) Type of reporting person (see instructions)	IN

    This Schedule 13D (the "statement") is being filed as an original filing with the Securities and Exchange Commission by John W. Castro ("Castro") and Rick R. Atterbury ("Atterbury") (Castro and Atterbury are collectively referred to as the "Reporting Persons"), in connection with the proposed merger (the "Merger") of Viking Merger Sub, Inc. ("Merger Sub") with and into Merrill Corporation (the "Issuer"). The statement is being filed with respect to a Voting Agreement dated July 14, 1999, between the Merger Sub, the Issuer and the Reporting Persons (the "Voting Agreement").

Item 1. Security and Issuer.

    This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Merrill Corporation. Merrill Corporation is a Minnesota corporation and has its principal executive offices located at One Merrill Circle, St. Paul, Minnesota 55108.

Item 2. Identity and Background.

(a)
The Reporting Persons for this statement are John W. Castro and Rick R. Atterbury.

(b)
John W. Castro and Rick R. Atterbury's business address is: One Merrill Circle, St. Paul, MN 55108.

(c)
John W. Castro is the Present and Chief Executive Officer of Merrill Corporation, located at One Merrill Circle, St. Paul, MN 55108. Rick R. Atterbury is the Executive Vice President and Chief Technology Officer of Merrill Corporation. Merrill Corporation is a diversified electronic and paper document management company specializing in providing its financial, legal, investment company and corporate clients with communication solutions that help them serve their clients more effectively.

(d)
and (e)  During the last five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
United States.

Item 3. Source and Amount of Funds or Other Consideration.

    The Reporting Persons have not paid any amount of funds or other consideration to the Issuer or any other person in connection with entering into the Voting Agreement.

Item 4. Purpose of Transaction.

    On July 14, 1999, the Merger Sub and the Issuer entered into a Merger Agreement whereby, subject to the terms and conditions therein, Merger Sub will be merged with and into the Issuer at the effective time of the merger. The separate existence of Merger Sub will cease upon consummation of the merger, and the Issuer will be the surviving corporation. As part of the Merger, the Issuer will be amending its Articles of Incorporation (the "Charter Amendment") to provide a new class of common stock, par value $0.01 per share, that will have the same rights and preferences as the Issuer's common stock, $0.01 per share (the "Common Stock") except for a liquidation preference of $1.00 per share (the "Class B Common Stock"). Pursuant to the Merger Agreement, and subject to the conditions set forth therein (including regulatory approvals and approval by shareholders of the Issuer), at the effective time of the Merger, (i) Merger Sub will be merged with and into Issuer, (ii) each share of Class B Common Stock outstanding immediately prior to the Merger will remain in effect after the Merger; (iii) each share of the Merger Sub's common stock will be converted into and become one share of Class B Common Stock; (iv) each share of preferred stock, par value $0.01 per share of Merger Sub, if any, will be converted and become one share of preferred stock of the Issuer; (v) each outstanding warrant, if any, to purchase shares of Merger Sub common stock will be automatically amended to constitute the right to receive an equal number of shares of common stock of the Issuer; and (vi) each share of Common Stock will be cancelled, extinguished and converted into and become a right to receive $22.00 in cash per share (other than those shares as to which dissenters' rights are perfected). Shortly after the consummation of the Merger, the registration of the Common Stock under the Exchange Act will be terminated and the Common Stock will cease to be reported on the Nasdaq National Market. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to a copy of the Merger Agreement incorporated by reference as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

    In connection with the execution of the Merger Agreement, on July 14, 1999, the Reporting Persons entered into the Voting Agreement with the Issuer and the Merger Sub. Pursuant to the Voting Agreement, the Reporting Persons agreed, among other things, (i) not to sell, transfer, assign, encumber or otherwise dispose of certain shares of Common Stock owned by the Reporting Person, or Class B Common Stock received in the exchange described below or upon the exercise of certain options by the Reporting Persons (the "Shares"); (ii) to vote the Shares to approve and adopt the Merger Agreement, the Charter Amendment, the Merger and all agreements related to the Merger and any actions related thereto at any meeting or meetings of the stockholders of the Issuer; and (iii) subject to certain exceptions, not to vote any of the Shares in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer or any matters related to or in connection therewith.

    Under the Voting Agreement and the Merger Agreement, 909,091 shares of Common Stock held by Mr. Castro will be exchanged for shares of Class B Common Stock that will remain outstanding after the Merger, and the balance of Mr. Castro's shares of Common Stock will be converted into the right to receive cash of $22.00 per share in the Merger. In addition, 70,000 shares of Common Stock held by Mr. Atterbury will be exchanged for shares of Class B Common Stock that will remain outstanding after the Merger, and the balance of Mr. Atterbury's shares of Common Stock will be converted into the right to receive cash of $22.00 per share in the Merger.

    The parties to the Voting Agreement contemplate that, promptly following the Merger, the Board of Directors will be changed so as to consist of seven directors, of which three will be nominated by Mr. Castro and Mr. Atterbury and four (including the chairman) will be nominated by the DLJ Merchant Banking Partners II, L.P., and certain affiliated entities, the shareholders of Merger Sub prior to the merger.

    Except as set forth herein or as provided in the Merger Agreement, the Reporting Persons do not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of shares of the Issuer or the disposition of shares of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation; (iii) a sale or transfer of any material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

	John W. Castro	Rick R. Atterbury
Amount Beneficially Owned	2,303,301 (1)	2,303,301 (2)
Percentage Beneficially Owned	14.2% (3)	14.2% (3)
Sole Voting Power	0 shares	0 shares
Sole Dispositive Power	0 shares	0 shares
Shared Voting Power	2,303,301 shares	2,303,301 shares
Shared Dispositive Power	2,303,301 shares	2,303,301 shares

(1)
Includes 7,000 shares owned by Mr. Castro's minor children; options to purchase an aggregate of 7,000 shares of Common Stock currently exercisable or exercisable within 60 days of the date hereof; and 11,824 shares beneficially owned by Mr. Castro's spouse. Prior to the formation of the group as a result of the Voting Agreement, Mr. Castro beneficially owned 1,930,390 shares.

(2)
Includes options to purchase an aggregate of 95,600 shares of Common Stock currently exercisable or exercisable within 60 days of the date hereof. Prior to the formation of the group as a result of the Voting Agreement, Mr. Atterbury beneficially owned 372,911 shares.

(3)
Calculated based on 16,115,520 shares of Merrill Corporation's common stock outstanding as of July 14, 1999.

During the past sixty days, Mr. Castro has engaged in the following transactions in the Issuer's Common Stock:

1.
On July 1, 1999, Mr. Castro exercised stock options aggregating 27,600 shares of Common Stock at a price of $14.50 per share.

2.
On July 14, 1999, Mr. Castro gifted 28,550 shares of Common Stock to certain third parties.

During the past sixty days, Mr. Atterbury has not engaged in any transactions in the Issuer's Common Stock:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    The Reporting Persons have entered into the Voting Agreement with the Issuer and the Merger Sub. The Voting Agreement will terminate upon the effective time of the Merger.

    The Merger Agreement is incorporated by reference as Exhibit 1 to this Schedule 13D and is incorporated herein by reference. See Item 4.

    The Voting Agreement is included as Exhibit 2 to this Schedule 13D and is incorporated herein by reference. See Item 4.

Item 7. Material to be Filed as Exhibits.

1.
Agreement and Plan of Merger, dated July 14, 1999, among Viking Merger Sub, Inc. and Merrill Corporation, is incorporated herein by reference to Exhibit 1 to the Form 8-K filed by Merrill Corporation on July 20, 1999.

2.
Voting Agreement dated July 14, 1999, by and among Viking Merger Sub, Inc., Merrill Corporation, John W. Castro and Rick R. Atterbury.

3.
Joint Filing Statement dated July 21, 1999 by and among John W. Castro and Rick R. Atterbury.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 1999

/s/ John W. Castro

John W. Castro

/s/ Rick R. Atterbury

Rick R. Atterbury